

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 8, 2007

**Via U.S. Mail and Fax (972)969-3572**
Mr. Richard P. Dealy
Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, TX 75039

> **Re:** **Pioneer Natural Resources Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 20, 2007**
> **File No. 1-13245**

Dear Mr. Dealy:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Consolidated Statement of Cash Flows, page 69

1. We note your presentation of the effect of discontinued operations. Statement of Financial Accounting Standards (SFAS) Number 95 requires all cash flows to be classified as operating, investing or financing activities. SFAS 95 does not support aggregating operating, investing and financing cash flows from discontinued operations into a single line item. Revise your statements of cash flows accordingly.

Note I. Commitments and Contingencies

Mosh Holding, page 89

2. We note you have reached a conditional settlement of all claims in the lawsuit and the court has set a settlement review hearing for May 21, 2007. Please revise your disclosure to quantify the potential amount of the settlement.

Environmental Protection Agency Investigation, page 89

3. We note the company was notified in November 2005 about the criminal investigation. Please revise to disclose the level of probability this investigation may result in liabilities being incurred by the company. If possible, quantify the potential liability that may result from this investigation. Further, tell us your consideration of SAB 5:Y.

Note O. Other Expense, page 98

4. We note other charges of $12.7 million reflect 35% of the total expense. Please revise to disclose what is included in other charges within other expense.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant